UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number  1-3410

                           NOTIFICATION OF LATE FILING

     (Check One):
     |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

     For Period Ended: June 30, 1999

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
=============================================================================

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     AMERICAN BANKNOTE CORPORATION

Former name if applicable     N/A

Address of principal executive office (Street and number)   410 PARK AVENUE

City, state and zip code     NEW YORK, NY 10022

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant, on March 26, 1999, filed a Form 12b-25 in connection with its Form 10-K for the year ended December 31, 1998, and on May 18, 1999, filed a Form 12b-25 in connection with its Form 10-Q for the quarter ended March 31, 1999. In the Form 12b-25 filings, the Registrant stated that its former wholly-owned subsidiary, American Bank Note Holographics, Inc. (NYSE:ABH), which was sold effective July 20, 1998 in a public offering of ABH's shares, had announced that its financial statements for each of the first three quarters of 1998 and for each of the years ended December 31, 1997 and December 31, 1996 will require restatement.

     The Registrant stated in the Form 12b-25 filings that it believed that, based upon the above, any restatement of ABH's results would result in a reduction in its previously reported operating income in 1996, 1997 and 1998.

     The Registrant has not filed its Form 10-K for the year ended December 31, 1998 or its Form 10-Q for the quarter ended March 31, 1999, and will not file the Form 10-Q for the quarterly period ended June 30, 1999 in the near future. The Registrant expects to file revised consolidated financial statements of the Registrant, after the issuance by ABH of revised financial statements.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Patrick J. Gentile                               212        593-5700
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 (Name)                                        (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                              | | Yes |X| No
            Form 10-K for the year ended December 31, 1998
            Form 10-Q for the quarter ended March 31, 1999

     (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         AMERICAN BANKNOTE CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 12, 1999                 By   /s/ Patrick J. Gentile
                                           ----------------------------
                                      Name:    Patrick J. Gentile
                                      Title:   Senior Vice President Finance

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

EXHIBIT INDEX

99.1     Response to Part IV Other Information (3) of Form 12b-25